September 14, 2020

Securities & Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, DC 20549
Re:	Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066

Dear Sir or Madam:

On behalf of Northern Lights Fund Trust IV, a registered investment company (the “Trust”), we hereby submit via electronic filing Post-Effective Amendment No. 187 to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose of this filing is to register shares of proposed new series of the Trust, the Inspire Faithward Mid Cap Momentum ESG ETF and the Inspire Faithward Large Cap Momentum ESG ETF.

If you have any questions, please contact Bibb L. Strench at (202) 973-2727 or me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

Philip.Sineneng@ThompsonHine.com Direct: 614. 469.3217